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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

 [X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB  [ ] Form N-SAR
                      For Period Ended:  February 29, 1996

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          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

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PART I--REGISTRATION INFORMATION

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     Full Name of Registrant:  Citadel Computer Systems Incorporated

     Former Name if Applicable:  LoneStar Hospitality Corporation

     Address of Principal Executive Office (Street and Number)

          3131 Turtle Creek Boulevard, Suite 1301  Dallas, Texas   75219
               (City, State and Zip Code)

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PART II--RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and


[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

          The Company's auditors have informed the Company that their review of the Company's financial statements for the year ended February 29, 1996 has been delayed because of the sudden death of a key member of the audit team. As a consequence, the auditors have not been able to complete the audit by the filing date, and the resulting delay has not permitted the filing of the Form 10-KSB within the prescribed period of time.

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PART IV--OTHER INFORMATION

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     (1) Name and telephone number of person to contact in regard to this notification

               Steven B. Solomon         (214)          520-9292
               (Name)                    (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [ ]  Yes    [x]  No

     The Company has not yet filed a Form 8-K/A amending the Current Report on Form 8-K filed with the Commission on March 13, 1996. This Form 8-K/A will contain audited financial statements of Citadel Computer Systems Inc. ("Old Citadel"), with which the Company merged as of February 29, 1996. This delay is also a result of the death of a key member of the audit team, as described in
Part III, above.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [x]  Yes    [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations will reflect (a) the merger effected as of February 29, 1996 between the Company and Citadel Computer Systems, Inc. ("Old Citadel"), and (b) the Company's sale of five restaurants, which formerly comprised the Company's primary business. The operations reflected in the Form 10-KSB will relate primarily to the business of Old Citadel, which was assumed by the Company in the merger.



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                     Citadel Computer Systems Incorporated
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 29, 1996                 By: Steven B. Solomon
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                                        Steven B. Solomon, Chief Operating
                                        Officer & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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